SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )(1)

                       Applied Cellular Technology, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                        (Title of Classes of Securities)

                                    037931102
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                                 (CUSIP Number)

                                 James M. Shaver
                          1 S. 105 Normandy Woods Lane
                            Winfield, Illinois 60190
                                 (630) 690-3663
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 1, 1997
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             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

                          (Continued on following pages)

                               (Page 1 of 4 Pages)
---------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the notes).

CUSIP NO.                          SCHEDULE 13D                Page 2 of 4 Pages

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1)    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      James M. Shaver
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [ X ]
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3)    SEC USE ONLY


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4)    SOURCE OF FUNDS*

      AF
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7    SOLE VOTING POWER                     1,433,600
N-MBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER                           0
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER                1,433,600
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER                      0
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,433,600
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [   ]
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13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.4%
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14)    TYPE OF REPORTING PERSON*

       IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.                          SCHEDULE 13D                Page 3 of 4 Pages

Item 1. Security and Issuer

        Common Stock, par value $.001 per share

        Applied Cellular Technology, Inc.
        Highway 160 & CC, Suite 5
        P.O. Box 2067
        Nixa, Missouri 65714
        (417) 725-9888

Item 2. Identity and Background

        (a) James M. Shaver
        (b) 1 S. 105 Normandy Woods Lane
            Winfield, IL 60190
        (c) President, Advanced Telecommunications, Inc.
            1811 Centre Point Circle, Suite 111
            Naperville, IL 60563
        (d) No
        (e) No
        (f) USA

Item 3. Source and Amount of Funds or Other Consideration

        Consideration for the sale to the issuer of Mr. Shaver's 56% interest in Advanced Telecommunications, Inc.

Item 4. Purpose of Transaction

        (a) Mr. Shaver acquired the Common Stock from the issuer for investment purposes as consideration for Mr. Shaver's 56% interest in Advanced Telecommunications, Inc., which the issuer acquired.
        (b)-(j) None.

Item 5. Interest in Securities of the Issuer:

        (a) 1,433,600 shares of common stock of the issuer representing 11.4% of the issuer's outstanding shares of common stock as of August 11, 1997.
        (b) Sole power to vote    - 1,433,600 shares.
            Sole power to dispose - 1,433,600 shares.
        (c) None.
        (d) Not applicable.
        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Common Stock (the "Stock") reported on this Form was acquired pursuant to an Agreement of Sale dated July 30, 1997 (the "Agreement of Sale") between the issuer and Mr. Shaver. The Agreement for Sale contains registration rights applicable to the Stock and a put option that permits Mr. Shaver to sell additional shares of Advanced Telecommmunications, Inc. to the issuer for cash or additional shares of Common Stock.

Item 7. Material to be Filed as Exhibits

        The Agreement of Sale is included as Exhibit 7.1.

CUSIP NO.                          SCHEDULE 13D                Page 4 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth on this statement is true, complete and correct.

                                                   August 14, 1997
                                        ----------------------------------------
                                                        (Date)

                                        /s/ James M. Shaver
                                        ----------------------------------------
                                                      (Signature)

                                        James M. Shaver
                                        ----------------------------------------
                                                     (Name/Title)